NYER MEDICAL GROUP, INC
1292 HAMMMOND STREET
BANGOR, MAINE  04401

207-942-5273 telephone
207-941-9392 fax

August 28, 2006

United States Securities and Exchange Commission
Washington, D.C.  20549

Via EDGAR  CORRESP

Re:  Nyer Medical Group, Inc.
Form 10-K for Fiscal Year Ended June 30, 2005
Filed September 27, 2005
Form 10-Q for Fiscal Quarter Ended September 30, 2005
Filed November 14, 2005
Form 10-Q for Fiscal Quarter Ended December 31, 2005
Filed February 14, 2006
Form 10-Q for Fiscal Quarter Ended March 31, 2006
Filed May 15, 2006
File No. 000-20175

Dear Ms. Jenkins:

We are in receipt of your letter dated August 14, 2006. We will respond to your comments item by item.

Comment 1.

June 30, 2005 10-K, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, Year ended June 30, 2005 Compared to June 30, 2004, Gross Profit Margins.

We noted from your disclosure that in 2004 the company recorded sales from a bulk inventory purchase at no cost and the cost of that inventory was allocated to inventory that was already sold. Please provide us with a narrative discussion explaining this transaction, and cite the specific authoritative literature you used to support your accounting treatment.


Response to Comment 1.

In 2002, an entity within the medical segment, purchased surplus inventory from a liquidator for $140,000. The Company valued the inventory according to ARB 43, Chapter 4, at the lower of cost or market, by allocating the purchase price to the "saleable" inventory items. The "saleable" items were sold in fiscal years 2002 through 2005. The balance of the remaining items had a zero cost basis. Therefore, sales of the remaining inventory had a 100% gross profit margin.





Comment 2.

June 30, 2005 10-K, Financial Statements, Page F-1, Note 2 - Summary of Significant Accounting Policies, Page F-10, Revenue Recognition, F-12

It appears from your disclosure that the company is changing the method of reporting revenues earned on FQHC contracts from a replenishment model to segregated inventory. Please provide a detailed discussion of when the company changed their method and whether this change represents a change in accounting principle. Please refer to the guidance in paragraphs 7-9 of APB 20.


Response to Comment 2.

The Company has not changed its method of reporting revenues for Federally Qualified Health Centers (FQHCs).

Commencing in 2004, the Company entered into contracts wherein the Company dispensed prescriptions from its inventory to patients of the FQHCs. The FQHCs would, in turn, replenish to the Company the inventory dispensed. This was economically beneficial to the FQHC and its patients as the centers are able to purchase prescription medications at a significant discount through Public Health Service Section 340B contracts. Under this type of contract, the Company, because it was selling inventory it owned, recognized revenue at its inventory cost, plus the fee. At the present time, the Company has 6 contracts with FQHCs.

Subsequently, the Company entered into other contracts with FQHCs wherein the Company manages and maintains an inventory purchased and owned by the FQHCs. The Company dispenses the inventory on behalf of the FQHCs for a dispensing fee. For these contracts, the Company recognizes only the dispensing fee as revenue.

Two of the original contracts were renegotiated from the replenishment plus fee model to dispensing fee model.


Comment 3.

September 30, 2005 10-Q, Note 2 - Stock Based Compensation, Page 9.

We note your disclosure that SFAS 123(R) was adopted as of July 1, 2005. Please revise the financial statements to provide the disclosures required by paragraphs 64-6 5 and A240-A242 of SFAS 123(R). Please refer to the guidance in Staff Accounting Bulletin Topic 14.H.

Response to Comment 3.

The Company believes its disclosure was adequate in its 10-Qs regarding stock based compensation. In the Selected Notes To Consolidated Financial Statements-Basis of Presentation, it states "It is suggested that the financial statements be read in conjunction with the financial statements and notes thereto included in the Company's Form 10-K for the year ended June 30, 2005".

The Company does not feel that an amendment is necessary. In future 10-Q Filings, the Company will add the same disclosure as in our 10-Ks which will be as follows: The Company has two stock option plans under which employees, consultants and directors have been granted options to purchase shares of the Company's common stock. The 1993 Stock Option Plan was amended in fiscal 2003 to, among other things, (a) cease grants under such plan upon the effectiveness of the 2002 Stock Option Plan of the Company and (b) increase the maximum aggregate number of shares available for award under such plan to 1,000,000.
The maximum aggregate number of shares of common stock available for award under the 2002 plan is 3,000,000. Under the 2002 plan, automatic options vest semi-annually to all directors and certain officers and expire in ten years from the date of grant. Except with respect to certain incentive stock options
("ISOs"), options under the 1993 plan expire 10 years from the date of grant. Under the 1993 plan, except for ISOs, the exercise price for options is the fair market value of the common stock at the date of grant. Under the 2002 plan, except for certain ISOs and certain non-qualified options, the exercise price is not to be less than the Market Price of the common stock at the date of the grant.


Comment 4.

March 31, 2006 10-Q, Selected Notes to Consolidated Financial Statements,
Note 1 - Accounting Policies, page 10, Revisions, page 10

Please label the March 31, 2005 Statement of Cash Flows as "revised or restated" for the change in reporting discontinued operations. In addition, please revise your disclosure to discuss the intent to revise previously reported amounts in your next annual report and the quantitative effect of the revision on the three latest fiscal years. Please refer to the guidance provided in CPCAF Alert #98 issued on April 19, 2006.


Response to Comment 4.

The Company does not believe an amendment to March 31, 2006 10-Q is necessary. The dollar amount of $2,555 is immaterial.

In accordance with CPCAF Alert #98, the Company reformatted the Cash Flow Statement to reflect Discontinued Operations as a separate category below Net Cash Flows Used in Financing Activities. The Company will revise all future filings to reflect this format. The filing for the year ended June 30, 2006, will contain column headings "revised" for prior years presented.

Comment 5.

March 31, 2006 10-Q, Selected Notes to Consolidated Financial Statements,
Note 8 - Subsequent Event, page 15

We note your disclosure regarding the acquisition of a pharmacy for $810,249. Please provide a detailed discussion of the specific terms of the agreement and the applicability of Rule 3-05 of Regulation S-X in providing the required information in the Form 8-K filed on April 26, 2006. Provide all supporting calculations.

Response to Comment 5.

On April 23, 2006, The Company purchased from Connors Pharmacy, Inc. ("Connors"), the tangible personal property of Connors as well as the good-will, going-concern value, prescription files, and records for $810,249. On April 23, 2006, a promissory note was executed in favor of Connors in the amount of the $410,249, payable in 36 monthly installments at 6% annual interest. The balance of the purchase price was paid in cash.

No further 8-K is required. Rule 3-05 of Regulation S-X requires testing by three different methods. Nyer Medical Group, Inc. utilized its most recent audited fiscal year, June 30, 2006 and the calculations for Connors are for its fiscal year ending March 31, 2006.

All of the tests required by Rule 3-05 of Regulation S-X are provided below. As shown below, none of the required tests results exceeded 20%.

The first test is based on the amount of the registrant's and its other subsidiaries' investment in and advances to the acquired business as a percentage of the consolidated total assets of the registrant as of the end of the most recently completed fiscal year.

The second test is based on the registrant's and its other subsidiaries' assumed proportionate share of the assets of the business (based on the interest acquired or to be acquired), after intercompany eliminations, as a percentage of the consolidated total assets of the registrant as of the end of the most recently completed fiscal year.

The third test is based on the registrant's and its other subsidiaries' assumed equity in the pre-tax income from continuing operations, before extraordinary items and the cumulative effect of a change in accounting principles, of the business (based on the interest acquired or to be acquired), as a percentage of the corresponding consolidated income of the registrant for the most recently completed fiscal year.

                    Nyer Medical      Connors           Connors
                      6-30-05         3-31-06        % of the total

Investment          $14,354,187      $  810,249          5.6%       does not
                                                                    exceed 20%

Assets               14,354,187       1,229,201          8.6%       does not
                                                                    exceed 20%

Earnings                409,869          66,081         16.1%       does not
                                                                    exceed 20%

In connection with the Company's responses to your comments:

The Company acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing;

The Company acknowledges staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We strongly desire to comply with all disclosure requirements to provide the reader with a clear understanding of our Company and its financial statements. If you require additional information, please contact us at 207-942-5273 or via fax at 207-941-9392.

Sincerely,

/s/ Karen L. Wright
Karen L. Wright
Chief Executive Officer